UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
AMENDMENT No. 2
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
CASCAL N.V.
(Name of Subject Company)
CASCAL N.V.
(Name of Person Filing Statement)
Common Shares, par value €0.50 per share
(Title of Class of Securities)
N1842P109
(CUSIP Number of Class of Securities)
Jonathan Lamb
Biwater House
Station Approach
Dorking
Surrey, RH4 1TZ
United Kingdom
+44 1306 746 080
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person Filing Statement)
with copy to:
David A. Zagore, Esq.
Squire, Sanders & Dempsey L.L.P.
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114-1304
(216) 479-8610
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 filed by Cascal N.V. (the “Company”) with the Securities and Exchange Commission on June 1, 2010 (together with any amendments and supplements thereto, the “Schedule 14D-9”) relating to Sembcorp Utilities Pte Ltd. and Sembcorp Industries Ltd.’s (collectively, “Sembcorp”) offer to purchase all issued and outstanding common shares, par value €.50 per share of the Company (the “Shares”), at a price of US$6.75 (or $6.40) per Share, net to the seller in cash, without interest (subject to any applicable withholding taxes), upon the terms and subject to the conditions specified in the Offer to Purchase and the related Letter of Transmittal filed as exhibits to and incorporated by reference into the Schedule TO filed by Sembcorp on May 21, 2010.
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(a)(9)	Announcement of Cascal N.V. released on June 3, 2010.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jonathan Lamb
Name:	Jonathan Lamb
Title:	General Counsel & Company Secretary, Cascal N.V.

June 3, 2010
Date